May 28, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN: John Reynolds

Re:	Petróleo Brasileiro S.A. — Petrobras Pre-Effective Amendment No. 1 to the Registration Statement on Form F-3 (File No. 333-231302)

Dear Mr. Reynolds:

With respect to the above-referenced pre-effective amendment no. 1 to the registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on May 30, 2019, or as soon thereafter as practicable.

Please contact Francesca L. Odell of Cleary Gottlieb Steen & Hamilton LLP, counsel to the registrant, at +1 212 225 2530, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Larry Carris Cardoso
Name: Larry Carris Cardoso
Title: Attorney-in-fact